Exhibit 99.1

News Release

Stantec announces renewal of Normal Course Issuer Bid

EDMONTON AB (May 30, 2012) TSX, NYSE:STN

Stantec Inc. announced today that a Notice of Intention to renew a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 1,372,282 of its common shares, representing approximately 3% of its issued and outstanding shares. Stantec had a total of 45,742,751 common shares outstanding as at May 15, 2012. The purchases may commence on June 1, 2012, and will terminate no later than May 31, 2013. Except for block purchases permitted under the rules and policies of the TSX, the number of Common Shares to be purchased per day will not exceed 59,493, or approximately 25% of the average daily trading volume for the six full calendar months prior to April 30, 2012. Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. Purchases shall be effected through the facilities of the TSX only.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 15, 2012, pursuant to its normal course issuer bid in place since June 1, 2011, Stantec has purchased 394,600 Common Shares at a weighted average price of $23.41 per share.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Investor Contact

Crystal Verbeek

Investor Relations

Stantec

Ph: (780) 969-3349

crystal.verbeek@stantec.com

One Team. Integrated Solutions.